                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                (AMENDMENT NO. 5)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                 GOTO.COM, INC.
             -------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, $0.0001 par value per share
             -------------------------------------------------------
                         (Title of Class of Securities)


                                    38348T107
             -------------------------------------------------------
                                 (CUSIP Number)


                                   Todd Tappin
                             Chief Financial Officer
                                 GoTo.Com, Inc.
                            74 North Pasadena Avenue
                                    3rd Floor
                           Pasadena, California 91103
                                 (626) 685-5600
             -------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 28, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ].

                        (Continued on the following page)

                                  SCHEDULE 13D

---------------------------------              ---------------------------------
      CUSIP NO. 38348T107                                 PAGE 2 OF 12
---------------------------------              ---------------------------------


------ -------------------------------------------------------------------------
1       NAME OF REPORTING PERSON

        BILL GROSS
------ -------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]

                                                                        (b) [ ]
------ -------------------------------------------------------------------------
3       SEC USE ONLY
------ -------------------------------------------------------------------------
4       SOURCE OF FUNDS

        PF
------ -------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

        PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]
------ -------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        CALIFORNIA
------ -------------------------------------------------------------------------
NUMBER OF            7       SOLE VOTING POWER
SHARES
BENEFICIALLY                 13,554,915 SHARES
OWNED BY EACH        ------ ----------------------------------------------------
REPORTING            8       SHARED VOTING POWER
PERSON WITH
                             2,530 SHARES
                     ------ ----------------------------------------------------
                     9       SOLE DISPOSITIVE POWER

                             13,554,915 SHARES
                     ------ ----------------------------------------------------
                     10      SHARED DISPOSITIVE POWER

                             2,530 SHARES
------ -------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        13,557,445 SHARES
------ -------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

        CERTAIN SHARES                                                      [ ]
------ -------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         25.5%
------ -------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

         IN
------ -------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------------              ---------------------------------
      CUSIP NO. 38348T107                                 PAGE 3 OF 12
---------------------------------              ---------------------------------


------ -------------------------------------------------------------------------
1       NAME OF REPORTING PERSON

        BILL GROSS' IDEALAB!
        TAX I.D. NO. 95-4569774
------ -------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]

                                                                        (b) [ ]
------ -------------------------------------------------------------------------
3       SEC USE ONLY

------ -------------------------------------------------------------------------
4       SOURCE OF FUNDS

        WC
------ -------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

        PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]
------ -------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        CALIFORNIA
------ -------------------------------------------------------------------------
NUMBER OF            7       SOLE VOTING POWER
SHARES
BENEFICIALLY                 13,554,915 SHARES
OWNED BY EACH        ------ ----------------------------------------------------
REPORTING            8       SHARED VOTING POWER
PERSON WITH
                             2,530 SHARES
                     ------ ----------------------------------------------------
                     9       SOLE DISPOSITIVE POWER

                             13,554,915 SHARES
                     ------ ----------------------------------------------------
                     10      SHARED DISPOSITIVE POWER

                             2,530 SHARES
------ -------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        13,557,445 SHARES
------ -------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

        CERTAIN SHARES                                                      [ ]
------ -------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        25.5%
------ -------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        CO
------ -------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------------              ---------------------------------
      CUSIP NO. 38348T107                                 PAGE 4 OF 12
---------------------------------              ---------------------------------


------ -------------------------------------------------------------------------
1       NAME OF REPORTING PERSON

        IDEALAB! HOLDINGS, L.L.C.
        TAX I.D. NO. 95-4729649
------ -------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]

                                                                        (b) [ ]
------ -------------------------------------------------------------------------
3       SEC USE ONLY
------ -------------------------------------------------------------------------
4       SOURCE OF FUNDS

        WC
------ -------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

        PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]
------ -------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        CALIFORNIA
------ -------------------------------------------------------------------------
NUMBER OF            7       SOLE VOTING POWER
SHARES
BENEFICIALLY                 9,181,715 SHARES
OWNED BY EACH        ------ ----------------------------------------------------
REPORTING            8       SHARED VOTING POWER
PERSON WITH
                             0
                     ------ ----------------------------------------------------
                     9       SOLE DISPOSITIVE POWER

                             9,181,715 SHARES
                     ------ ----------------------------------------------------
                     10      SHARED DISPOSITIVE POWER

                             0
------ -------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        9,181,715 SHARES
------ -------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

        CERTAIN SHARES                                                      [ ]
------ -------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        17.3%
------ -------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        OO
------ -------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

        This Amendment No. 5 to the Statement on Schedule 13D (the "Amendment No. 5") filed by Bill Gross, Bill Gross' idealab!, a California corporation ("idealab!"), and idealab! Holdings, L.L.C., a Delaware limited liability company and a wholly-owned subsidiary of idealab! ("idealab! Holdings," and together with Bill Gross and idealab!, the "Reporting Persons") amends and supplements the Statement on Schedule 13D (the "Initial Filing") filed on January 3, 2000, as amended and supplemented pursuant to Amendment No. 1 filed by the Reporting Persons on January 20, 2000, Amendment No. 2 filed by the Reporting Persons on March 6, 2000, Amendment No. 3 filed by the Reporting Persons on May 9, 2001 and Amendment No. 4 filed by the Reporting Persons on June 6, 2001 (collectively with the Initial Filing, the "Schedule 13D"), relating to the shares of common stock, $0.0001 par value per share (the "Common Stock"), of GoTo.Com, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 74 North Pasadena Avenue, 3rd Floor, Pasadena, California 91103.

        Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

ITEM 2. IDENTITY AND BACKGROUND.

                (a) This statement is being filed jointly by Bill Gross, idealab! and idealab! Holdings.

                (b) The address of the Reporting Persons' principal office or residence is 130 West Union Street, Pasadena, California 91103. The names, business addresses and principal businesses of each of the directors and executive officers of each of idealab! and idealab! Holdings are set forth on
Schedule I hereto and incorporated by reference herein.

                (c) The principal business of idealab! and idealab! Holdings is the creation and operation of internet businesses.

                (d) During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the executive officers or directors of any of the Reporting Persons, as applicable, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                (e) During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the executive officers or directors of any of the Reporting Persons, as applicable, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                (f) To the best knowledge of idealab! and idealab! Holdings, each of their executive officers and directors is a United States citizen. Bill Gross is a United States citizen.

ITEM 4. PURPOSE OF TRANSACTION.

        Item 4 of the Schedule 13D is hereby amended by adding the following:

        On June 28, 2001, in connection with the effectiveness of a registration statement (No. 333-62352) filed by the Company under the Securities Act of 1933 and pursuant to an underwriting agreement (the "Underwriting Agreement"), dated June 28, 2001, by and among (i) idealab!, (ii) the Company and (iii) Credit Suisse First Boston Corporation, Salomon Smith Barney Inc. and U.S. Bancorp Piper Jaffray Inc. (collectively with certain other entities who have or shall become part of the underwriting syndicate, the "Underwriters"), idealab! agreed to sell to the Underwriters 4,750,000 shares of Common Stock (the "Firm Securities") and granted to the Underwriters an option (the "Over-allotment Option") to purchase up to 125,000 additional shares of Common Stock (the "Option Securities") to cover over-allotments, if any, which Over-allotment Option is exercisable by the Underwriters only after the Underwriters have fully exercised an over-allotment option granted by the Company to the Underwriters for the purchase from the Company of up to 1,000,000 shares of Common Stock.

        By participating in the registered offering and the transactions described above, idealab! believes that it will be able to continue to comply with the terms of an order received under section 3(b)2 of the Investment Company Act of 1940, as amended (the "1940 Act"), declaring that idealab! is not an investment company. The Reporting Persons have executed lock-up agreements with the Underwriters for the offering in which the Reporting Persons have agreed not to sell securities of the Company until 90 days following the offering. Based on recent trading prices of Company stock and based on the current value of idealab!'s other assets, idealab! believes that following the transactions set forth above, it will continue to be in compliance with the terms of its order. idealab! currently anticipates that during the 6 to 9 month period following expiration of its lock-up agreement with the Underwriters, it will sell in market transactions up to 2,000,000 shares of Common Stock, subject to market conditions. Given the Reporting Persons' current relationship with the Company, idealab! further anticipates that any sales in market transactions would be made in accordance with a plan under Rule 10b5-1 under the Securities Exchange Act of 1934.

        Subject to its lock-up agreement with the Underwriters and depending on changes in the trading price of Company stock and the value of idealab!'s other assets following the transactions described above, idealab! may make additional sales in order to continue to satisfy the representations made in connection with the order. idealab! currently anticipates that any sales of Common Stock will be made in market transactions pursuant to Rule 144, subject to the volume limitations thereof. However, in the future idealab! may effect such sales through private transactions or a registered offering.

        Subject to the foregoing, the Reporting Persons may acquire or dispose of securities of the Company, including shares of Common Stock, directly or indirectly, in open-market or privately negotiated transactions or through registered offerings, depending upon the Reporting Persons' evaluation of the performance and prospects of the Company, and upon other developments and circumstances, including, but not limited to, general economic and business conditions, stock market conditions, and idealab!'s business and strategic objectives.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        Item 5 is amended and restated in its entirety as follows:

                (a) As of the date hereof, Clearstone Venture Management I, LLC, a Delaware limited liability company ("CVM-I"), is the record owner of 2,530 shares of Common Stock. Mr. Gross may be deemed the beneficial owner of the shares owned by CVM-I in his capacity as a Managing Member of CVM-I. idealab! is the direct record and beneficial owner of 4,373,200 shares of Common Stock, which constitutes approximately 8.2% of the 53,166,451 outstanding shares of Common Stock as of May 31, 2001. Mr. Gross may be deemed the beneficial owner of the shares owned by idealab! in his capacity as the Chairman of the Board of Directors and Chief Executive Officer of idealab!. idealab! Holdings is the direct record and beneficial owner of 9,181,715 shares of Common Stock, which constitutes approximately 17.3% of the 53,166,451 outstanding shares of Common Stock as of May 31, 2001. idealab! may be deemed to beneficially own the shares of Common Stock owned by idealab! Holdings, which is a wholly-owned subsidiary of idealab!. Mr. Gross may also be deemed the beneficial owner of the shares owned by idealab! Holdings in his capacity as the Chairman of the Board of Directors and Chief Executive Officer of idealab!. Each of Mr. Gross and idealab! disclaims any beneficial interest in such shares to the extent it exceeds his or its pecuniary interest.

                (b) The Reporting Persons have sole power to vote or direct the vote, and to dispose or to direct the disposition of the 13,544,915 shares of Common Stock that they own of record or may be deemed to beneficially own.

                (c) On May 4, 2001, Mr. Gross sold 37,857 shares of Common Stock and CVM-I sold 26,126 shares of Common Stock, in each case as described and reported in a Form 4 Statement of Changes in Beneficial Ownership for May 2001. Except for the foregoing transactions and as otherwise described in Item 4 above, there have not been any transactions in the shares of Common Stock effected by or for the account of any of the Reporting Persons or any executive officer or director or managing member of any of the Reporting Persons during the past 60 days.

                (d) Except as stated in this Item 5, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned of record or beneficially owned by any of the Reporting Persons.

                (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Reference is made to the Underwriting Agreement and related lock-up agreements described in Item 4 hereof.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        Item 7 is hereby amended by adding the following:

Exhibit 16 Underwriting Agreement, dated June 28, 2001, by and among (i) Bill Gross' idealab!, (ii) GoTo.com, Inc. and (iii) Credit Suisse First Boston Corporation, Salomon Smith Barney Inc. and U.S. Bancorp Piper Jaffray Inc, as Representatives of the several Underwriters.

                                   SIGNATURES

        After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  July 2, 2001                  BILL GROSS


                                      By:  /s/ Bill Gross
                                          --------------------------------------


Dated:  July 2, 2001                  BILL GROSS' IDEALAB!


                                      By:  /s/ Bill Gross
                                          --------------------------------------
                                          Name:  Bill Gross
                                          Title: Chairman of the Board and Chief
                                          Executive Officer


Dated:  July 2, 2001                  IDEALAB! HOLDINGS, L.L.C.


                                      By:  /s/ Bill Gross
                                          --------------------------------------
                                           Name:  Bill Gross
                                           Title:   Managing Member

                                   SCHEDULE I

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                              BILL GROSS' IDEALAB!

                The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Bill Gross' idealab! is set forth below. Unless otherwise indicated below, the business address of each director and executive officer is Bill Gross' idealab!, 130 West Union Street, Pasadena, California 91103.

                                                            PRINCIPAL OCCUPATION, IF OTHER THAN AS
NAME AND BUSINESS        POSITION WITH BILL GROSS'          EXECUTIVE OFFICER OF BILL GROSS'
ADDRESS                  IDEALAB!                           IDEALAB!
---------------------    --------------------------------   ----------------------------------------
Bill Gross               Chairman of the Board and Chief
                         Executive Officer

Marcia Goodstein         President, Chief Operating
                         Officer and Director

Lawrence Gross           Vice-Chairman

Bruce Johnston           President, idealab! Boston

Robert Kavner            Director

Howard Morgan            Vice-Chairman

Benjamin M. Rosen        Director

John F. Welch, Jr.       Director                           Chairman and Chief Executive Officer,
                                                            General Electric Company

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                            IDEALAB! HOLDINGS, L.L.C.

                The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of idealab! Holdings, L.L.C. is set forth below. Unless otherwise indicated below, the business address of each director and executive officer is idealab! Holdings, L.L.C., 130 West Union Street, Pasadena, California 91103.

                                                              PRINCIPAL OCCUPATION, IF OTHER THAN AS
NAME AND BUSINESS        POSITION WITH IDEALAB! HOLDINGS,     EXECUTIVE OFFICER OF IDEALAB!
ADDRESS                  L.L.C.                               HOLDINGS, L.L.C.
---------------------    ---------------------------------    ----------------------------------------
Bill Gross' idealab!     Member

Bill Gross               Managing Member


                                  EXHIBIT INDEX

Exhibit 1.(1)   Joint Filing Agreement, dated as of January 3, 2000.

Exhibit 2.(1) Stock Purchase Agreement, dated as of December 23, 1999, by and between Bill Gross' idealab! and Kline Hawkes California SBIC.

Exhibit 3.(1) Stock Purchase Agreement, dated as of December 23, 1999, by and between Bill Gross' idealab! and Howard L. Morgan.

Exhibit 4.(1) Stock Purchase Agreement, dated as of December 23, 1999, by and between Bill Gross' idealab! and Oliver A. McBryan.

Exhibit 5.(1) Stock Purchase Agreement, dated as of December 23, 1999, by and between Bill Gross' idealab! and Bob Kavner.

Exhibit 6.(1) Stock Purchase Agreement, dated as of December 23, 1999, by and between Bill Gross' idealab! and William S. Elkus.

Exhibit 7.(1) Stock Purchase Agreement, dated as of December 23, 1999, by and between Bill Gross' idealab! and Bruce Hendricks.

Exhibit 8.(1) Stock Purchase Agreement, dated as of December 23, 1999, by and between Bill Gross' idealab! and Moore Global Investments, Ltd.,
                Multi-Strategies Fund Ltd., Remington Investments Strategies,
                L.P. and Multi-Strategies Fund L.P.

Exhibit 9.(1) Stock Purchase Agreement, dated as of December 23, 1999, by and between Bill Gross' idealab! and Jim Armstrong.

Exhibit 10.(2) Stock Purchase Agreement, dated as of January 17, 2000, by and between Bill Gross' idealab! and idealab! Capital Partners I-B,
                L.P.

Exhibit 11.(3)  Stockholder Agreement, dated as of March 3, 2000, by and between
                Bill Gross' idealab! and GoTo.com, Inc.

Exhibit 12.(3)  Joint Filing Agreement, dated as of March 6, 2000.

----------------

(1) Previously filed on Schedule 13D, dated December 23, 1999.

(2) Previously filed on Amendment No. 1 to Schedule 13D, dated January 20, 2000.

(3) Previously filed on Amendment No. 2 to Schedule 13D, dated March 6, 2000.

Exhibit 13 (4)  Joint Filing Agreement, dated as of May 8, 2001.

Exhibit 14 (5)  Lock-up Agreement, dated as of June 4, 2001, by and among Bill
                Gross' idealab!, GoTo.com, Inc. and Credit Suisse First Boston
                Corporation, Salomon Smith Barney and U.S. Bancorp Piper
                Jaffray, as representatives of the several underwriters.

Exhibit 15 (5)  Lock-up Agreement, dated as of June 4, 2001, by and among Bill
                Gross, GoTo.com, Inc. and Credit Suisse First Boston
                Corporation, Salomon Smith Barney and U.S. Bancorp Piper
                Jaffray, as representatives of the several underwriters

Exhibit 16      Underwriting Agreement, dated June 28, 2001, by and among (i) Bill
                Gross' idealab!, (ii) GoTo.com, Inc. and (iii) Credit Suisse
                First Boston Corporation, Salomon Smith Barney Inc. and U.S.
                Bancorp Piper Jaffray Inc, as Representatives of the several
                Underwriters.

----------------

(4) Previously filed on Amendment No. 3 to Schedule 13D, dated May 9, 2001.

(5) Previously filed on Amendment No. 4 to Schedule 13D, dated June 6, 2001